EXHIBIT D-2


                                94 FERC P. 62,184


                                                  In Reply Refer To:
                                                       OMTR-CA
                                                  Docket No. ES01-19-000

                                                  March 2, 2001


ATC Management, Inc.
Attention: Mr. Daniel A. Doyle
Vice President and Chief Financial Officer
N16 W23217 Stone Ridge Drive
P.O. Box 47
Waukesha, WI 53187-0047


     Thank you for your February 5, 2001, application filed pursuant to section 204 of the Federal Power Act. The application requests that the Commission authorize American Transmission Company LLC (ATCo.) to issue no more than $400 million of long-term notes and to issue short-term debt in an amount not to exceed $125 million, with an aggregate amount of debt outstanding at any one time not to exceed $400 million.

     ATCo. also requests a waiver of the Commission's competitive bidding and negotiated placement requirements at 18 C.F.R ss. 34.2.

     The Commission issued a notice of the application on February 9, 2001. We received no petitions, protests, or requests opposing the granting of the requested authorization.

AUTHORIZATION:
--------------

     The Commission authorizes ATCo. to issue no more than $400 million of long-term notes and to issue short-term debt in an amount not to exceed $125 million, with an aggregate amount of debt outstanding at any one time not to exceed $400 million, upon the terms and conditions and for the purposes specified in the application, subject to the following conditions:


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     This authorization is effective as of the date of this letter order and terminates two years thereafter.

     The long-term borrowings are exempt from compliance with the Commission's competitive bidding and negotiated placement requirements at 18 C.F.R. ss. 34.2.

     This authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates or determination of cost or any other matter whatsoever now pending or which may come before this Commission.

     Nothing in this letter order shall be construed to imply any guarantee or obligation on the part of the United States with respect to any security to which this letter order relates.

     Authority to act on this matter is delegated to the Director, Division of Corporate Applications, pursuant to 18 C.F.R. ss. 375.307. This order constitutes final agency action. Requests for rehearing by the Commission may be filed within thirty (30) days of the date of issuance of this order, pursuant to 18 C.F.R. ss. 385.713.

                                        Sincerely,

                                        /s/ Michael C. McLaughlin

                                        Michael C. McLaughlin, Director
                                        Division of Corporate Applications